Filed pursuant to Rule 424(b)(3)
Registration No. 333-219767

PROSPECTUS

VICON INDUSTRIES, INC.

SUBSCRIPTION RIGHTS TO PURCHASE AN AGGREGATE
OF UP TO 9,348,388 SHARES OF COMMON STOCK
AND UP TO 9,348,388 SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE OF THE SUBSCRIPTION RIGHTS

We are distributing to holders of our outstanding common stock, at no charge, nontransferable subscription rights to purchase an aggregate of up to 9,348,388 shares of our common stock at a cash subscription price of $0.40 per share for maximum gross proceeds of $3,739,355.  You will receive for each share of our common stock you own a right to purchase one share of our common stock at an exercise price of $0.40 for each share purchased.  If you exercise your rights in full, you may oversubscribe for the purchase of additional shares that remain unsubscribed at the expiration of the rights offering, subject to availability and allocation of shares among persons exercising this oversubscription privilege and to certain other limitations described below.  You will not be entitled to receive any rights unless you hold of record shares of our common stock as of the close of business on September 22, 2017.
Our board of directors has determined that this rights offering is advisable under our present financial, operational and other circumstances. Although we expect that members of our board of directors and management may participate in the rights offering, we have no agreements or understandings with any persons or entities, including members of our board of directors, our management and any brokers or dealers, with respect to their exercise of any rights offered hereby or their participation as an underwriter, broker or dealer in this offering, except for the Investment Agreement described below.
The rights will expire if they are not exercised by 5:00 p.m., New York City time, on October 19, 2017 (at least 16 days following the mailing date), the expected expiration date of the rights offering.  We may extend the period for exercising the rights for up to an additional 14 days.  Subscription amounts received will be held by the subscription agent until completion of the rights offering, during which period the right holders will not earn interest.  Rights that are not exercised by the expiration date of the rights offering will expire and will have no value.  Rights may not be sold or transferred except under limited circumstances described later in this prospectus.  You should carefully consider whether to exercise your rights.  Our board of directors makes no recommendation regarding your exercise of rights.
Shares of our common stock are traded on the NYSE American exchange (formerly known as the NYSE MKT) under the symbol “VII.”  On September 15, 2017, the closing price for our common stock was $0.44 per share.  The rights are nontransferable and will not be listed on the NYSE American or any other securities exchange or automated quotations system.
We have entered into an investment agreement, or the Investment Agreement, with NIL Funding Corporation, or NIL, under which we have agreed to issue and sell to NIL and NIL has agreed to purchase from us, at a price per share equal to the subscription price, that number of shares of our common stock with an aggregate subscription price equal to the lesser of (x) $3.0 million or (y) $5.0 million minus the aggregate gross proceeds of this offering, which we refer to as the Backstop Commitment, subject to the consummation of this offering and the terms and conditions of the Investment Agreement. NIL is our secured lender under a $6 million secured revolving credit facility, and as of the record date for this offering, NIL together with its affiliates beneficially owned approximately 17.4% of our common stock. NIL is also an affiliate of The InterTech Group, whose Executive Vice President and Chief Operating Officer, Julian A. Tiedemann, serves as the Chairman of our Board of Directors. As a holder of our common stock on the record date, NIL and its affiliates will have the right to exercise their subscription rights in this offering, although they are not required to do so, but will not be entitled to exercise over-subscription rights. The purchase of shares of our common stock by NIL pursuant to the Backstop Commitment would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and would not be registered pursuant to the registration statement of which this prospectus forms a part.
This offering is being made directly by us. We are not using an underwriter or selling agent. We have engaged Broadridge Corporate Issuer Solutions, Inc., or Broadridge, to serve as our subscription and information agent for this offering. Broadridge will hold in escrow the funds we receive from subscribers until we complete or cancel this offering.
AN INVESTMENT IN OUR COMMON STOCK IS RISKY.  YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS COMMENCING ON PAGE 10 OF THIS PROSPECTUS BEFORE EXERCISING YOUR RIGHTS.

	Per Share	Total (1)
Subscription price	$0.40	$3,739,355
Estimated offering expenses (2)	$0.02	$166,488
Net proceeds to Vicon	$0.38	$3,572,867

(1)	Assumes the exercise of subscription rights to purchase all 9,348,388 shares of common stock in this rights offering.
(2)	Although we will incur certain offering expenses, no underwriting discounts or commissions will be paid in connection with this offering.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

If you have any questions or need further information about this offering, please call Broadridge, our information agent for this offering, toll-free, at (855) 793-5068.

The date of this prospectus is September 22, 2017

ABOUT THIS PROSPECTUS

We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus.  We take no responsibility for, and can provide no assurances as to the reliability of, any other information that you may obtain from other sources.  You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any exercise of the subscription rights.
This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction (within or outside the United States) where it would not be lawful or where the person making the offer is not qualified to do so.
As used in this prospectus, “Vicon,” the “Company,” “we,” “us,” and “our” refer to Vicon Industries, Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus that are not strictly historical facts are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or achievements, express or implied, by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.  The Company assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  This summary may not contain all of the information that is important to you.  This prospectus includes information about our business and our financial and operating data.  Before making an investment decision, we encourage you to read the entire prospectus carefully, including the risks discussed in the “Risk Factors” section.  We also encourage you to review our financial statements and the other information we provide in the reports and other documents that we file with the SEC, as described under “Where You Can Find More Information.”
Our Company
Vicon Industries, Inc., a New York corporation founded in 1967, is a global producer of video management systems and system components for use in security, surveillance, safety and communication applications by a broad range of end users. Vicon’s product line consists of various elements of a video system, including digital and network video recorders (DVR & NVR), video encoders, decoders, servers and related video management software, data storage units, HD, IP and analog fixed and robotic cameras, virtual and analogue matrix video switchers and controls, and system peripherals. These products are widely deployed in commercial/industrial, critical infrastructure, city surveillance, education, gaming, corrections, government/law enforcement, healthcare, retail, and transportation applications, among others. Our common stock is traded on the NYSE American market under the symbol “VII.”
The address of our principal executive office is 135 Fell Court, Hauppauge, New York 11788, and our telephone number at that address is (631) 952-2288.  We are a “smaller reporting company” under rules and regulations of the SEC.
The Rights Offering
The following summary describes the principal terms of the rights offering, but is not intended to be complete.  See “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the distribution of the subscription rights and the offering.

Securities Offered
We are distributing, at no charge, to holders of our common stock, nontransferable subscription rights to purchase up to an aggregate of 9,348,388 shares of our common stock.  You will receive a fixed number of subscription rights for each share of common stock owned at 5:00 p.m., New York City time, as of the record date set forth below.

Record Date	5:00 p.m., New York City time, on September 22, 2017.

Expiration Date	5:00 p.m., New York City time, on October 19, 2017 (at least 16 days following the mailing date), unless extended by us, in our sole discretion, for up to an additional 14 days.

Subscription Price
$0.40 per share, payable in cash.  To be effective, any payment related to the exercise of a subscription right must be received by the subscription agent before the expiration of the rights offering.

After the date of this prospectus, our common stock may trade at prices below the subscription price.  In that event, our board of directors may change the subscription price of this offering or determine to cancel or otherwise alter the terms of this offering.

Basic Subscription Privilege	Each subscription right includes a basic subscription privilege to purchase one share, which must be purchased with each subscription right exercised.

Oversubscription Privilege
If a stockholder exercises all its basic subscription privileges for all shares it owns, the stockholder may exercise an oversubscription privilege to purchase at the same price, a portion of any rights offering shares not purchased by other stockholders exercising their subscription privileges in full, subject to certain limits.

No Fractional Shares	No fractional shares will be issued in the rights offering. A stockholder may exercise its rights as to all or any portion of the number of shares it owns if the portion is stated in whole numbers.

Extension or Cancellation	The Company may extend the offering or cancel it.

Shares of Common Stock Outstanding as of the Record Date	9,348,388 shares of our common stock are outstanding as of the record date.

Shares of Common Stock Outstanding After Completion of the Rights Offering
We will issue approximately 9,348,388 shares of common stock in this rights offering if it is fully subscribed.  Upon consummation of the rights offering, if fully subscribed, we expect to have approximately 18,696,776 shares of outstanding common stock.

Backstop Commitment; Investment Agreement
We have entered into an Investment Agreement with NIL Funding Corporation under which we have agreed to issue and sell to NIL and NIL has agreed to purchase from us, at the price per share equal to the subscription price, shares of our common stock with an aggregate subscription price equal to the lesser of (x) $3.0 million or (y) $5.0 million minus the aggregate gross proceeds of this offering, subject to the consummation of this offering and the terms and conditions of the Investment Agreement. We refer to NIL’s commitment under the Investment Agreement as the Backstop Commitment. Under the Investment Agreement, NIL may not purchase shares of our common stock under the Investment Agreement to the extent that as a result thereof, NIL and its affiliates would own in excess of 50% of our outstanding shares of Common Stock.

As of the record date for this offering, NIL, together with its affiliates, beneficially owned approximately 17.4% of our common stock, and we owed NIL $4.6 million under a $6 million secured revolving credit facility. In addition, the Chairman of our Board of Directors is the Executive Vice President and Chief Operating Officer of The InterTech Group, an affiliate of NIL.

The purchase of shares of our common stock by NIL pursuant to the Backstop Commitment would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933 and would not be registered pursuant to the registration statement of which this prospectus forms a part.

Use of Proceeds
We intend to use the net proceeds of this offering to reduce interest bearing indebtedness under our revolving credit facility with NIL, with any net proceeds balance to be used for general working capital and corporate purposes.  See “Use of Proceeds.”

Procedure for Exercising Subscription Rights
If you elect to exercise your rights being distributed in the offering, you must send certain documentation and payment to the subscription agent before the offering expires.  For instructions on how your subscription documents and payment should be sent to the subscription agent, see “The Rights Offering-Required Forms of Payment of the Subscription Price.”

Nontransferability of the Rights	The rights in the rights offering may not be transferred except in very limited circumstances. See “The Rights Offering-Nontransferability of the Rights.”

No Revocation
Once exercised, the rights in the offering may not be revoked, even if you later learn information about the Company that you consider to be unfavorable or the market price of our common stock falls below the $0.40 per share subscription price, unless we amend the terms of the offering.

Delivery of Shares	Any shares you elect to purchase in the rights offering will be delivered to you or your broker as soon as practical following the conclusion of the offering period.

No Recommendation	Our board of directors makes no recommendation as to whether any stockholder should or should not exercise its rights in the rights offering.

Market for Common Stock	The Company’s common stock is listed and trades on the NYSE American exchange under the ticker symbol “VII.”

Material U.S. Federal Income Tax Consequences
It is the opinion of tax counsel that the distribution of subscription rights to a holder of shares of our common stock or of rights to acquire shares of our common stock should be treated, for U.S. federal income tax purposes, as a non-taxable distribution under Section 305(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. You should, however, seek specific tax advice from your own tax advisor in light of your own tax situation, including as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Consequences.”

Foreign Holders of Registered Common Stock Certificates
The subscription agent will not mail rights certificates to you if your address is outside the United States or if you have an Army Post Office or a Fleet Post Office address.
Foreign stockholders will receive written notice of this offering. The subscription agent will hold the rights to which those subscription certificates relate for these stockholders’ accounts until instructions are received to exercise the rights, subject to applicable law.

Subscription Agent	Broadridge Corporate Issuer Solutions, Inc. will act as the subscription and information agent in connection with this offering. You may contact Broadridge with questions toll-free at (855) 793-5068.

Risk Factors
Investors considering making an investment by exercising subscription rights in the rights offering should carefully read the information set forth in “Risk Factors” beginning on page 10 of this prospectus, the documents incorporated by reference herein, and the risks that we have highlighted in other sections of this prospectus.

Questions	Anticipated common questions are set out and answered beginning in the section below.

QUESTIONS AND ANSWERS RELATED TO THIS RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about this rights offering.  The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about this rights offering.  This prospectus and the documents incorporated by reference into this prospectus contain more detailed descriptions of the terms and conditions of this rights offering and provide additional information about us and our business, including potential risks related to this rights offering, the shares of common stock offered hereby and our business.

What is the rights offering?
The rights offering is a distribution of nontransferable subscription rights to holders of our common stock, at no charge, at the rate of one right to purchase one share of common stock for each share of common stock owned as of September 22,  2017, the record date.  Each right will be evidenced by a nontransferable rights certificate.
What is a subscription right?
Each subscription right is a right to purchase one share of our common stock and carries with it a basic subscription privilege and an oversubscription privilege.
What is the basic subscription privilege?
The basic subscription privilege of each right entitles you to purchase one share of our common stock at the subscription price of $0.40 per share. You may exercise none, some, or all of the subscription rights you receive.
After the date of this prospectus, our common stock may trade at prices below the subscription price.  In that event, our board of directors may change the subscription price of this offering or determine to cancel or otherwise alter the terms of this offering.
What is the over-subscription privilege?
We do not expect that all of our stockholders will exercise all of their basic subscription rights.  By extending oversubscription privileges to our stockholders, we are providing stockholders that exercise all of their basic subscription privileges with the opportunity to purchase those shares that are not purchased by other stockholders through the exercise of their basic subscription privileges. The over-subscription privilege of each right entitles you, if you fully exercise your basic subscription privilege, to subscribe for an additional amount equal to up to 100% of the shares of our common stock for which you were otherwise entitled to subscribe pursuant to the subscription right (calculated prior to the exercise of subscription rights), at the same subscription price of $0.40 per share.
If an insufficient number of shares is available to fully satisfy all oversubscription privilege requests, the available shares will be distributed proportionately among rights holders who exercised their oversubscription privilege based on the number of shares each rights holder subscribed for under the basic subscription privilege.  The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the rights offering. Shares of our common stock that may be acquired pursuant to the over-subscription right are subject to certain limitations and pro rata allocations. See “The Rights Offering-Over-Subscription Right.”
How long will the rights offering last?
You will be able to exercise your subscription rights only during a limited period.  If you do not exercise your subscription rights before 5:00 p.m., New York City time, on October 19, 2017 (at least 16 days following the mailing date), your subscription rights will expire.  We may, in our discretion, extend the rights offering for up to an additional 14 days.
Why is Vicon engaging in a rights offering?
The net proceeds of the rights offering will initially be used to pay down interest bearing indebtedness under our revolving credit facility with NIL, with any net proceeds balance to be used for general working capital and corporate purposes. The rights offering gives you the opportunity to participate in this capital raising effort and to purchase additional shares of our common stock.
What happens if I choose not to exercise my subscription rights?
You will retain your current number of shares of common stock even if you do not exercise your subscription rights.  If you choose not to exercise your subscription rights, then the percentage of our common stock that you own will decrease.  Rights not exercised prior to the expiration of the rights offering will expire.
How do I exercise my subscription rights if I hold my shares in certificate form?
You may exercise your rights by properly completing and signing your subscription rights certificate.  You must deliver your rights certificate with full payment of the subscription price (including any amounts in respect of the over-subscription privilege) to the subscription agent on or prior to the expiration date.  If you use the mail, we recommend that you use insured, registered mail, return receipt requested.
What should I do if I want to participate in the rights offering but my shares are held in the name my broker, custodian bank or other nominee?
If you hold shares of our common stock through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering.  If you wish to exercise your rights, you will need to have your broker, custodian bank or other nominee act for you.
To indicate your decision, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.”  You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials.  You should contact your broker, custodian bank or other nominee if you believe that you are entitled to participate in the rights offering, but you have not received this form.
What should I do if I want to participate in the rights offering and I am a stockholder residing in a foreign country or participating in the armed services?
The subscription agent will not mail rights certificates to you if you are a rights holder whose address is outside the United States or if you have an Army Post Office or a Fleet Post Office address.  The subscription agent will hold the rights to which those subscription certificates relate for foreign stockholders’ accounts until instructions are received to exercise the rights, subject to applicable law. To exercise your rights, you must notify the subscription agent on or prior to 5:00 p.m., New York City time, on October 19, 2017 (at least 16 days following the mailing date), and take all other steps which are necessary to exercise your rights, on or prior to that time.  If you do not follow these procedures prior to the expiration of the rights offering, your rights will expire.
What if the market price per share of our common stock is less than the subscription price per share when I am deciding to exercise my subscription rights?
Consult your broker.  Depending on the market price of our common stock, it most likely will be more cost effective for you to purchase shares of our common stock on the NYSE American exchange rather than exercise your subscription rights.  However, the proceeds for shares purchased on the exchange go to the person or entity who sold the stock to you.  The proceeds for shares purchased in the rights offering go to the Company for the purposes of growth plans and repayment of interest bearing indebtedness under our revolving credit facility with NIL.
Will I be charged a sales commission or a fee by Vicon if I exercise my subscription rights?
No.  We will not charge a brokerage commission or a fee to rights holders for exercising their rights.  However, if you exercise your rights through a broker or nominee, you will be responsible for any fees charged by your broker or nominee.
What is the board of directors’ recommendation regarding the rights offering?
Our board of directors is not making any recommendation as to whether you should exercise your subscription rights.  You are urged to make your decision based on your own assessment of the rights offering and Vicon.

 How many shares may I purchase?
You will receive one nontransferable subscription right for each share of common stock that you owned on September 22, 2017, the record date.  Each subscription right contains the basic subscription privilege and the oversubscription privilege.  Each basic subscription privilege entitles you to purchase one share of common stock for $0.40 per each share purchased. However, you are not required to exercise the basic subscription privilege for every share you own unless you desire to participate in the over-subscription privilege as well as the basic privilege.  See “The Rights Offering-Subscription Privileges.”
If you fully exercise your basic subscription privilege, the over-subscription privilege entitles you to subscribe for an amount equal to up to 100% of the shares of our common stock for which you were otherwise entitled to subscribe pursuant to the subscription right (calculated prior to the exercise of subscription rights), at the same subscription price.  If total oversubscription requests exceed the number of available shares, you may receive a smaller number of shares than you request, on a pro rata basis to the number of shares you purchased under your basic subscription privilege.  “Pro rata” means in proportion to the number of shares of our common stock that you and the other rights holders electing to exercise their oversubscription privileges have purchased by exercising the basic subscription privileges on their holdings of common stock.  See “The Rights Offering-Subscription Privileges.”
How was the subscription price established?
In determining the subscription price and other terms of this offering, our board of directors considered a number of factors, including the historic and then-current market price of the common stock, our business prospects, our recent and anticipated operating results, general conditions in the securities markets, our need for capital, alternatives available to us for raising capital, the amount of proceeds desired, the pricing of similar transactions, the liquidity of our common stock and the level of risk to our investors.
The matters considered by our board of directors in its determination also included discussions with our largest beneficial shareholder and creditor, NIL Funding Corporation and affiliates, which is providing a “Backstop Commitment” to this offering pursuant to an Investment Agreement.  In its deliberations, the Board was also advised by legal counsel.
Is exercising my subscription rights risky?
Yes.  The exercise of your rights involves risks.  Exercising your rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment.  Among other things, you should carefully consider the risks described under the heading “Risk Factors” beginning on page 10.
Will the directors and executive officers participate in this offering?
To the extent they hold common stock as of the record date, our directors and executive officers are entitled to participate in this offering on the same terms and conditions applicable to all other stockholders. While some or all of our directors and executive officers may participate in this offering, they are not required to do so.
Will NIL Funding Corporation or any of its affiliates participate in this offering?
As of the record date, NIL and its affiliates beneficially owned 1,885,000 shares of our common stock (including warrants to purchase 1.5 million shares of common stock), constituting approximately 17.4% of our common stock. NIL and its affiliates are entitled to participate in this offering on the same terms and conditions applicable to all rights holders. While such affiliates may participate in this offering, they are not required to do so. However, NIL has provided the Backstop Commitment in the event the proceeds from this offering are less than $5 million.
May I transfer my rights if I do not want to purchase any shares?
No.  Should you choose not to exercise your rights, you may not sell, give away or otherwise transfer your rights.  However, rights will be transferable to certain affiliates of the recipient and by operation of law (for example, upon death of the recipient).
Am I required to subscribe in the rights offering?
No.

How many shares will be outstanding after the rights offering?
Assuming the rights offering is fully subscribed, the number of shares of common stock that will be outstanding immediately after the rights offering will be approximately 18,696,776 shares.
What happens if the rights offering is not fully subscribed after giving effect to the over-subscription privilege?
We have a Backstop Commitment from NIL Funding Corporation. NIL is our secured lender under a $6 million secured revolving credit facility, and as of the record date for this offering, NIL together with its affiliates beneficially owned approximately 17.4% of our common stock. NIL is also an affiliate of The InterTech Group, whose Executive Vice President and Chief Operating Officer, Julian A. Tiedemann, serves as the Chairman of our Board of Directors. NIL has agreed to purchase from us, at the price per share equal to the subscription price that number of shares of our common stock with an aggregate subscription price equal to the lesser of (x) $3.0 million or (y) $5.0 million minus the aggregate gross proceeds of this offering, subject to the consummation of this offering and the terms and conditions of the Investment Agreement.  Any rights not exercised after giving effect to the over-subscription privilege and Backstop Commitment will expire.
Why is there a backstop purchaser?
We obtained NIL’s commitment to act as the backstop purchasers under the Investment Agreement to ensure that we would receive at least $3 million of gross proceeds, less fees and expenses of this offering and the Backstop Commitment, subject to the limitation that NIL may not purchase shares under the Investment Agreement to the extent that NIL and its affiliates would own in excess of 50% of our outstanding shares of common stock.
Are there any conditions to NIL’s obligations under the Investment Agreement?
Yes. The obligations of NIL to consummate the transactions under the Investment Agreement are subject to the consummation of this offering and the satisfaction or waiver of specified conditions, including, but not limited to, compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement. The failure to consummate the transactions contemplated by the Investment Agreement could leave us with insufficient funds from this offering to execute our business plan and conduct our business.
How will the rights offering affect the ownership of our largest beneficial owner?
As of September 22, 2017, NIL Funding Corporation and its affiliate, Anita G. Zucker, as Trustee of the Article 6 Marital Trust, beneficially owned 1,885,000 shares of our common stock (including warrants to purchase 1.5 million shares of common stock), representing approximately 17.4% of our common stock. This beneficial ownership interest would increase to approximately 9,385,000 shares or 51% in the event no other rights holders exercise their rights in the rights offering pursuant to the terms of the Investment Agreement with NIL.
After I exercise my rights, can I change my mind and cancel my purchase?
No.  Once you send in your subscription certificate and payment you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable or the market price of our common stock falls below the $0.40 per share subscription price, unless we amend the terms of the offering.
What are the federal income tax consequences of exercising my subscription rights as a holder of common stock?
It is the opinion of tax counsel that the distribution of subscription rights to a holder of shares of our common stock or of rights to acquire shares of our common stock should be treated, for U.S. federal income tax purposes, as a non-taxable distribution under Section 305(a) of the Code and the Treasury Regulations promulgated thereunder. You should, however, seek specific tax advice from your own tax advisor in light of your own tax situation, including as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Consequences” on page 27.
When will I receive my new shares?
If you purchase shares of common stock through this rights offering, you will receive those shares as soon as practicable after the expiration of the rights offering.  Subject to state securities laws and regulations, we have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your basic or oversubscription privilege in order to comply with state securities laws.

Will the new shares be listed on the NYSE American exchange be treated like our other shares?
Yes.  Our common stock is traded on the NYSE American exchange under the symbol “VII.”
 If the rights offering is not completed, or my oversubscription request is limited, will my subscription payment be refunded to me?
Yes.  The subscription agent will hold all funds it receives in escrow until completion of the rights offering.  If the rights offering is not completed, the subscription agent will return promptly, without interest, all subscription payments.  If the amount of rights that you exercise is limited, any amount not used for purchases shall also be refunded.  See “Questions and Answers Related to this Rights Offering-Are there any limitations on the number of my rights that I may exercise?”
To whom should I send forms and payments?
If you hold certificates in paper form, the address for the appropriate forms and payment by U.S. postal service mail, express mail or overnight delivery courier is as follows:

If delivering by regular mail:	If delivering by hand or overnight courier:
Broadridge Corporate Issuer Solutions, Inc.	Broadridge Corporate Issuer Solutions, Inc.
Attn: BCIS Re-Organization Dept.	Attn: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, NY 11717-0693	Edgewood, NY 11717

If your shares are held by a broker or other nominee, you should refer to the instructions on how your broker or nominee will need to be instructed by you for the broker or nominee to send subscription payment to Broadridge, the subscription agent, see “The Rights Offering-Required Forms of Payment of the Subscription Price” on page 21.

RISK FACTORS
This offering and an investment in the shares of our common stock involve a high degree of risk.  You should carefully consider the following factors and other information presented or incorporated by reference in this prospectus before deciding to invest in our common stock.  If we do not successfully address any one or more of the risks described below, there could be a material adverse effect on our financial condition, operating results and business.
Risks Relating to our Business
We have a history of losses, negative cash from operations, and an accumulated deficit and have no assurance of success.

We incurred net losses for each of our last three fiscal years and had an accumulated deficit of $32.7 million at June 30, 2017. During the years ended September 30, 2016 and 2015, we incurred net losses of $12.8 million and $5.2 million, respectively, and utilized $3.7 million and $5.6 million of cash in operating activities, respectively. For the nine-months ended June 30, 2017, we incurred a net loss of $4.6 million and used $2.1 million of cash in operating activities. Our cash on hand as of June 30, 2017 was $2.0 million. Our operating losses were due principally to decreasing revenue levels from our legacy product offering, and ongoing new product development investments. Since 2012, we have made a significant investment in the development of our recently released and strategically critical Valerus video management system (VMS). The funding of this major development effort has contributed to our ongoing operating losses and depletion of our cash reserves. In addition, we encountered issues with certain of our camera offerings that have negatively impacted our revenues during the last twelve month period. We intend to continue funding the development of our new VMS platform and rebuilding our market channels requiring the expenditure of additional funds. There can be no assurance that after the expenditure of substantial funds and efforts, we will ever achieve and maintain a substantial level of sales of our products to achieve profitability.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm issued a report on our September 30, 2016 financial statements that raised substantial doubt about our ability to continue as a going concern due to our continuing losses from operations and our need to raise additional funds to meet our obligations and sustain our operations. Our ability to continue as a going concern is dependent upon generating profits in the future and our ability to obtain the necessary financing to meet our obligations and repay our liabilities from normal business obligations when they become due. We cannot guarantee that we will achieve sufficient revenue growth from operations or become profitable. Further, even if we achieve profitability, given the competitive nature of the industry in which we operate, we may not be able to sustain or increase profitability, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may need financing in addition to the proceeds of this offering.
We believe that the net proceeds from this offering, including the funding of the Backstop Commitment, together with borrowings available under our credit facility with NIL Funding Corporation and revenues from operations, will be sufficient to meet our cash requirements for the foreseeable future. However, NIL’s obligation to fund the Backstop Commitment and consummate the transactions under the Investment Agreement are subject to the satisfaction or waiver of specified conditions. As a result, we cannot guarantee that the transactions contemplated by the Investment Agreement will be consummated even if this offering is consummated. Failure to complete the transactions contemplated by the Investment Agreement and obtain the funding of the Backstop Commitment could leave us with insufficient funds to execute our business plan and conduct our business. In addition, even if we obtain the funding of the Backstop Commitment, there can be no assurance that we will not require additional financing prior to that time or that unforeseen events will not cause us to need additional funds to implement our planned business objectives and strategies. There is no assurance that additional financing, if needed, will be available or on terms favorable or acceptable to us.

We have encountered production issues with our legacy product line and have been delayed in the introduction of our Valerus video management system products line. Our inability to provide consumers with attractive products would materially harm our brand, business, prospects, financial condition and operating results.

We have encountered issues with certain of our legacy camera offerings that have negatively impacted our revenues during the last twelve month period. Although these issues have been substantially resolved, their market impact has continued into fiscal 2017. In addition, we expect to see a continuing weakening in demand for our legacy VMS product offering, while our new Valerus product gains acceptance in the marketplace. Since 2012, we have made a significant investment in the development of Valerus, a completely new, and strategically critical, video management system. Although the initial release of this product offering was launched in January 2017 and is ultimately expected to significantly enhance the Company’s market competitiveness, a significantly enhanced version of Valerus was released in July 2017. The failure to generate sufficient demand for our Valerus VMS product line would materially harm our business, prospects, financial condition and operating results.

We have substantial indebtedness to NIL Funding Corporation secured by substantially all of our assets. If an event of default occurs under our credit agreement, NIL will have the ability to foreclose on our assets.
On April 20, 2017, we entered into a Second Amended and Restated Credit Agreement with NIL Funding Corporation which governs our $6 million revolving credit facility. The Credit Agreement provides for the following events of default (among others):

•	failure to pay interest and principal when due;

•	an uncured breach by us of any covenant (including a minimum net worth financial covenant), term or condition in the Credit Agreement or any of the related loan documents;

•	a breach by us, in any material respect, of any representation or warranty made in the Credit Agreement or any of the related loan documents;

•	any money judgment or similar final process is filed against us for more than $100,000;

•	the occurrence of a “Change in Control” as defined in the Credit Agreement; and

•	the occurrence of a material adverse change in our business or financial condition.

Upon the occurrence of an event of default under our agreements with NIL, NIL may enforce its rights as a secured party and we may lose all or a portion of our assets, be forced to materially reduce our business activities or cease operations.
If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.
We operate in a dynamic environment characterized by rapidly changing technologies and technological obsolescence. To compete successfully, we must design, develop, market and sell enhanced products that provide increasingly higher levels of performance and functionality and that meet the cost expectations of our customers. Our existing or future products could be rendered obsolete by the introduction of new products by our competitors; convergence of other markets with or into the video security market; the market adoption of products based on new or alternative technologies; or the emergence of new industry standards. In addition, the markets for our products are characterized by frequent introduction of next-generation and new products, short product life cycles, increasing demand for added functionality and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer.
Our failure to anticipate or timely develop new or enhanced products in response to technological shifts could result in decreased revenue. In particular, as experience in the delay with our Valerus VMS system has shown, we may encounter difficulties with product design, development of new software, manufacturing, marketing or qualification that could delay or prevent its development, introduction or marketing of new or enhanced products. Moreover, it is possible that our customers may develop their own product or adopt a competitor’s solution for products that they currently buy from us. If we fail to introduce new or enhanced products that meet the needs of its customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.
We may experience difficulties demonstrating the value to customers of newer, higher priced and higher margin products if they believe existing products are adequate to meet end customer expectations.
As we develop and introduce new products, we face the risk that customers may not value or be willing to bear the cost of incorporating these newer products into their solutions. Regardless of the improved features or superior performance of the newer products, customers may be unwilling to adopt our new products due to design or pricing constraints. Owing to the extensive time and resources that we invest in developing new products, if we are unable to sell customers new generations of our products, our revenue could decline and our business, financial condition, operating results and cash flows could be negatively affected.
The loss of key personnel could seriously harm our business, and our failure to attract or retain qualified management, engineering, sales and marketing talent could impair our ability to grow our business.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering and development teams, and sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell our products and keep pace with changes in technology. We believe that our future success is dependent on the contributions of our management team. The loss of the services of key personnel could harm our business, financial conditions and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.
Our key technical and engineering personnel represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting, retaining and motivating sufficient numbers of technical and engineering personnel to support our anticipated growth. The competition for qualified engineering personnel in our operating locations is very intense. If we are unable to hire, train and retain qualified engineering personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing engineering personnel, our ability to grow our revenue will be adversely affected.
We rely upon independent contract manufacturers and OEM suppliers. The loss of any of these manufacturers or suppliers may substantially disrupt our ability to obtain orders and fulfill sales of our products.
We rely principally upon independent contract manufacturers and OEM suppliers to produce and supply our products and expect to continue to rely on such entities in the future. Our failure to successfully manage our relationships with these parties could adversely affect our ability to market and sell our products.
We do not currently have formal contractual agreements with all of these contract manufacturers or suppliers. Any significant change in our relationships with these manufacturers or suppliers could have a material adverse effect on our businesses, operating results and financial conditions. We make substantially all of our purchases from suppliers on a purchase order basis.
While we intend to continue to invest in research and development, we may be unable to make the investments that are required to remain competitive.
Our industry requires a substantial investment in software and hardware development in order to bring to market new and enhanced products. Further, the ongoing shift to intelligent software solutions continues to burden our development resources. Our engineering and development expense was $5.2 million in 2016 and $5.1 million in 2015, or 15% and 11% of net sales, respectively. We expect to continue to increase research and development expenditures as compared to prior periods as part of our growth strategy through delivery of new, innovative and sustainable products. We have a very aggressive product development roadmap and do not know whether we will have sufficient financial resources to make the necessary investments required to achieve this strategy. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful or generate any revenue.
We rely on third-party vendors for the supply of software development tools for the development of new products, and we may be unable to obtain the tools necessary to develop or enhance new or existing products.
We rely on third-party software development tools for assistance in the design, simulation and verification of new products or product enhancements. To bring new products or product enhancements to market in a timely manner, or at all, we need software development tools that are sophisticated enough or technologically advanced enough to complete their design, simulations and verifications. In the future, the design requirements necessary to meet consumer demands for more features and greater functionality from our products may exceed the capabilities of available software development tools. Unavailability of software development tools may result in missing design cycles, either of which could result in a loss of market share or negatively impact our operating results.
Our failure to adequately protect our intellectual property rights could impair our ability to compete effectively or defend ourselves from litigation, which could harm our business, financial conditions and results of operations.
Our success depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other contractual protections, to protect our proprietary technologies and know-how, all of which offer only limited protection. The steps we have taken to protect our intellectual property rights may not be adequate to prevent misappropriation of proprietary information or infringement of intellectual property rights, and our ability to prevent such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Foreign patent protection is generally not as comprehensive as U.S. patent protection and may not protect its intellectual property in some countries where its products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. For example, the legal environment relating to intellectual property protection in China is relatively weak, often making it difficult to create and enforce such rights. If such an impermissible use of our intellectual property or trade secrets were to occur, our ability to sell our products at competitive prices may be adversely affected and our business, financial condition, operating results and cash flows could be materially and adversely affected.
The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and evolving. We cannot assure you that others will not develop or patent similar or superior technologies, products or services, or that their patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others.
Unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from their technologies without paying them for doing so, which could harm our business. Monitoring unauthorized use of their intellectual property is difficult and costly. Although we are not aware of any unauthorized use of our intellectual property in the past, it is possible that unauthorized use of our intellectual property may have occurred or may occur without our knowledge. We cannot assure you that the steps we have taken will prevent unauthorized use of our intellectual property.
We may in the future receive third party patent or copyright infringement claims or litigation pertaining to our proprietary and OEM product offerings. Although we believe our proprietary products do not infringe and have received indemnities from its OEM product suppliers, defense costs can be very expensive, time-consuming and may divert the efforts of our technical staff and management, which could materially harm our businesses, notwithstanding the outcome of any litigation or settlement process.
Failure to comply with the U.S. Foreign Corrupt Practices Act, or FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.
We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit improper payments or offers of payment to foreign governments and political parties for the purpose of obtaining or retaining business. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other applicable laws and regulations. Any violation of the FCPA or other applicable anti-corruption laws could result in severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracting, which could have a material and adverse effect on our reputation, businesses, financial conditions, operating results and cash flows.
We are subject to warranty and product liability claims and to product recalls.
From time to time, we are subject to warranty claims that may require us to make significant expenditures to defend these claims or pay damage awards. In the future, we may also be subject to product liability claims. In the event of a warranty claim, we may also incur costs if they compensate the affected customer. We maintain product liability insurance, but this insurance is limited in amount. There is no guarantee that our insurance will be available or adequate to protect us against all claims. Costs or payments made in connection with warranty and product liability claims and product recalls could harm our financial condition and results of operations.
If our operations are interrupted, our business and reputation could suffer.
Our operations and those of our suppliers are vulnerable to interruption caused by technical breakdowns, computer hardware and software malfunctions, software viruses, infrastructure failures, fires, earthquakes, floods, power losses, telecommunications failures, terrorist attacks, wars, Internet failures and other events beyond their control. Although we maintain business interruption insurance coverage, any prolonged disruption in our services or operations could result in a financial loss greater than coverage limits and materially impact our future operations and viability.
A number of our current or potential competitors have greater brand recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do.
Many of our principal competitors are larger companies whose financial resources and scope of operations are substantially greater than ours. Such competitors include security divisions of the Bosch Group, Honeywell International, Schneider Electric, Tyco International, Hanwha and United Technologies, among others. We also compete with many video management system producers such as Avigilon Corporation, Exacq Technologies, Genetec Inc. and Milestone Systems and for cameras with companies such as Axis Communications, Hikvision Digital Technology, Panasonic Corporation and Sony Corporation, among others. Many additional companies, both domestic and international, produce products that compete against one or more of our product lines.
As we move into new markets for different types of products, our brand may not be as well-known as incumbents in those markets. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. We expect increased competition from other established and emerging companies to the extent our market develops and expands.
Our business is susceptible to risks associated with operations outside of the United States.
We sell products in Europe, the Middle East and Africa (EMEA) through our European based subsidiary and elsewhere outside the U.S. principally by direct export from our U.S. headquarters.
Export sales and sales from our foreign subsidiaries amounted to $12.3 million and $12.6 million, or 34% and 28% of consolidated net sales in fiscal years 2016 and 2015, respectively. Our principal foreign markets are the U.K., Europe, Middle East and the Pacific Rim, which together accounted for approximately 93% of international sales in fiscal 2016. In addition, our principal software engineering and development activities are conducted by our Israeli based subsidiary, which incurs significant local currency operating expenses that are funded by us in U.S. dollars. Our operations outside the United States subject us to risks that we do not generally face in the United States. These include:

•	the burdens of complying with a wide variety of U.S. laws applicable to export controls, foreign operations, foreign laws and different legal standards;

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	counterfeiting of our products or infringement on its intellectual property by third parties;

•	reduced or varied protection for intellectual property rights in some countries;

•	difficulties in managing the staffing of remote operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems, restrictions on the repatriation of earnings and changes in tax rates;

•	dependence on distributors in various countries with different pricing policies and forecasting practices;

•	increased financial accounting and reporting burdens and complexity;

•	political, social and economic instability in some jurisdictions; and

•	terrorist attacks and security concerns in general.
If any of these risks were to come to fruition, it could negatively affect our business outside the United States and, consequently, our operating results. Additionally, operating in markets outside the United States requires significant management attention and financial resources. We cannot be certain that the investment of resources to maintain operations in other countries will produce desired levels of revenues or profitability.
Risks Relating to this Rights Offering
The subscription price determined for this offering may not be an indication of our value or the value of our common stock.
The subscription price for this rights offering has been determined to be $0.40 for each share purchased.  The subscription price was determined by our board of directors based on a 10% discount to the trading price of our common stock prior to the offering, and does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or other established criteria for value.  You should not consider the subscription price as an indication of our value.  After the date of this prospectus, our common stock may trade at prices below current levels or below the subscription price.
If you exercise your rights, you may lose money if there is a decline in the trading price of our shares of common stock.
The trading price of our common stock in the future may decline below the subscription price.  We cannot assure you that the subscription price will remain below any future trading price for the shares of our common stock.  Future prices of the shares of our common stock may adjust negatively depending on various factors, including our future revenues and earnings, speculation in the trade or business press about our operations, and overall conditions affecting our businesses, economic trends and the securities markets.

You may not revoke the exercise of your rights even if there is a decline in our common stock price prior to the expiration date of the subscription period.
Even if our common stock price falls below the subscription price for the common stock, resulting in a loss on your investment upon the exercise of rights to acquire shares of our common stock, you may not revoke or change your exercise of rights after you send in your subscription forms and payment, unless we amend the terms of the offering.
You may not revoke the exercise of your rights even if we decide to extend the expiration date of the subscription period.
We may, in our discretion, extend the expiration date of the subscription period for up to an additional 14 days.  During any potential extension of time, our common stock price may decline below the subscription price and result in a loss on your investment upon the exercise of rights to acquire shares of our common stock.  If the expiration date is extended after you send in your subscription forms and payment, you still may not revoke or change your exercise of rights, unless we amend the terms of the offering.
You will not receive interest on subscription funds returned to you.
If we cancel the rights offering, neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments to you.
We may not receive sufficient participation to generate sufficient proceeds for all intended purposes.
Outside of our Investment Agreement with NIL providing for up to a $3 million Backstop Commitment, subject to terms and conditions set forth in the Investment Agreement, we have no other agreements or understandings with any persons or entities with respect to their exercise of any rights offered hereby or their participation as an underwriter, broker or dealer in this offering.  As such, we do not know to what extent any other stockholders will participate in the offering and therefore what additional proceeds will be raised in the offering.  Assuming that stockholders exercise all of the rights we are offering, we will receive gross proceeds of approximately $3,739,000.  We intend to use the net proceeds initially to pay down interest bearing indebtedness under our revolving credit facility with NIL and for general working capital and corporate purposes in our discretion.  The net proceeds of this offering may not provide sufficient working capital to sustain the Company for any minimum period of time.
Because we may terminate the offering, your participation in the offering is not assured.
Once you exercise your subscription rights, you may not revoke the exercise for any reason unless we amend the offering.  If we decide to terminate the offering, we will not have any obligation with respect to the subscription rights except to return any subscription payments, without interest.
Our ability to use our net operating loss carryforwards may be substantially reduced as a result of this offering.
Section 382 of the Code imposes a limitation on a corporation’s use of NOL carryforwards if the corporation has undergone an “ownership change.”  Depending on a number of circumstances, including the extent to which the rights offered hereby are exercised out of proportion to existing common stock ownership, this offering may create an ownership change in us for purposes of Section 382 and therefore substantially reduce the amount of NOL carryforwards that we may use in future years to offset our taxable income.  Because we have taken a full valuation reserve for our deferred tax assets on our financial statements, an ownership change would not have an immediate impact on our reported earnings for financial accounting purposes but may cause significant reduction or elimination of the NOL carryforwards in the future.
Your interest in the Company may be diluted as a result of this rights offering and due to other future transactions.
Stockholders who do not fully exercise their subscription rights in proportion to the overall exercise of rights may own a smaller proportional interest in the Company at the completion of this offering than they had owned before the offering was completed.  If we raise additional capital by issuing equity in the future, any such additional capital raise may result in further dilution to our stockholders.
There can be no guarantee that the transactions contemplated by the Investment Agreement will be consummated.
The closing of the transactions contemplated by the Investment Agreement is subject to the consummation of this offering and the satisfaction or waiver of customary conditions, including compliance with covenants and the accuracy of representations and warranties provided in the Investment Agreement. As a result, we cannot guarantee that the transactions contemplated by the

Investment Agreement will be consummated. Failure to consummate the transactions contemplated by the Investment Agreement could leave the Company with insufficient capital to conduct its business.
NIL Funding Corporation and affiliates beneficially own approximately 17.4% of our shares of common stock, and NIL may beneficially own up to approximately 51% of our outstanding shares of common stock if the Backstop Commitment is exercised in full. NIL is also our secured lender under our revolving credit facility, and proceeds from this offering will be used repay outstanding borrowings to NIL. The interests of NIL and its affiliates in this offering may be different from yours.
As of the record date, NIL, together with its affiliate Anita G. Zucker, as Trustee of the Article 6 Marital Trust, beneficially owned 1,885,000 shares of our common stock (including warrants to purchase 1,500,000 shares of our common stock), representing approximately 17.4% of our common stock. NIL is also an affiliate of The InterTech Group, whose Executive Vice President and Chief Operating Officer, Julian A. Tiedemann, serves as the Chairman of our Board of Directors. In the event that the Backstop Commitment is fully exercised and no other stockholders participate in this offering, NIL and its affiliates will beneficially own approximately 51% of our outstanding common stock (including warrants). NIL is also our secured lender under a $6 million secured credit facility, of which $4.6 million was outstanding as of the record date. As a result of the foregoing, NIL and its affiliates have the ability to exercise influence over decision-making with respect to our business direction, including this offering, and such influence may increase to the extent NIL acquires additional shares of our common stock upon exercise of the Backstop Commitment. The interests of NIL and its affiliates in this offering may be different from yours.
This rights offering may cause the trading price of our common stock to decrease.
The rights offering may result in an immediate decrease in the market price of our common stock.  Any such stock price decline may continue after the completion of this rights offering.  If that occurs, you may have committed to buy shares of common stock in the rights offering at a price greater than the then-prevailing market price.  Following the exercise of your subscription rights, you may not be able to sell your common stock at a price equal to or greater than the subscription price.
If you do not act on a timely basis and follow subscription instructions, your exercise of subscription rights may be rejected.
Holders of subscription rights who desire to purchase shares of our common stock in this offering must act on a timely basis to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date, unless extended.  If you are a beneficial owner of shares of common stock and you wish to exercise your subscription rights, you must act promptly to ensure that your broker, dealer, custodian bank, trustee or other nominee acts for you and that all required forms and payments are actually received by your broker, dealer, custodian bank, trustee or other nominee in sufficient time to deliver such forms and payments to the subscription agent to exercise the subscription rights granted in this offering that you beneficially own prior to 5:00 p.m., New York City time, on the expiration date, as may be extended.  We will not be responsible if your broker, dealer, custodian bank, trustee or other nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to 5:00 p.m., New York City time, on the expiration date.
If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in this rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received.  Neither we nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment.  We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.
You may not receive all of the shares for which you oversubscribe.
Holders who fully exercise their basic subscription rights will be entitled to subscribe for an additional number of shares of common stock by exercising an over-subscription privilege.  Over-subscription privileges will generally be allocated pro rata among rights holders who oversubscribe, based on the number of basic subscription shares to which they have subscribed.  We cannot guarantee that you will receive any or the entire number of shares for which you oversubscribed.  If the prorated number of shares allocated to you in connection with your oversubscription privilege is less than your request, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and we will have no further obligation to you.

The receipt of subscription rights may be treated as a taxable distribution to you.
It is the opinion of tax counsel that the distribution of subscription rights to a holder of shares of our common stock or of rights to acquire shares of our common stock should be treated, for U.S. federal income tax purposes, as a non-taxable distribution under Section 305(a) of the Code and the Treasury Regulations promulgated thereunder. Please see the discussion on the “Material U.S. Federal Income Tax Consequences” on page 27. This position is not binding on the Internal Revenue Service (the “IRS”), or the courts, however. If, contrary to tax counsel's conclusion that the distribution of subscription rights to a shareholder should constitute a non-taxable event, the receipt by a shareholder of subscription rights hereunder is deemed part of a “disproportionate distribution” under Section 305(b)(2) of the Code (or part of a distribution in lieu of money under Section 350(b)(1) of the Code), then such receipt of subscription rights in this offering would be treated as a taxable distribution to such shareholder in an amount equal to the fair market value of the subscription rights received. Any such distribution would be treated as dividend income to the extent of our current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. Each holder of shares of common stock is urged to consult his, her or its own tax advisor with respect to the particular tax consequences of this rights offering.
The subscription rights are not transferable, and there is no market for the subscription rights.
You may not sell, transfer, assign or give away your subscription rights.  Because the subscription rights are nontransferable, there is no market or other means for you to directly realize any value associated with the subscription rights.  You must exercise the subscription rights to realize any potential value from your subscription rights.

THE RIGHTS OFFERING

The Rights
We will distribute to each holder of record of our common stock on September 22, 2017, at no charge, one nontransferable subscription right for each share of our common stock they own.  The rights will be evidenced by rights certificates.
Subscription Privileges
Each subscription right carries with it the following two privileges:
Basic subscription privilege.  With your basic subscription privilege, you may purchase one share of our common stock per right, upon delivery of the required documents and payment of the subscription price of $0.40 per share. You are not required to exercise all of your rights or any of them. We will deliver to you certificates representing the shares that you purchased with your basic subscription privilege as soon as practicable after the rights offering has expired.
Over-subscription privilege.  If you exercise your basic subscription privilege in full (i.e., as to all shares you own) you may also subscribe for additional shares that other stockholders have not purchased under their basic subscription privilege pursuant to an oversubscription privilege. Any shares that were eligible to be purchased in the rights offering but were not purchased under the basic subscription privilege will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following procedure:
 The over-subscription right allows rights holders to subscribe for an additional amount equal to up to 100% of the shares of our common stock for which rights holders were otherwise entitled to subscribe pursuant to the subscription right (calculated prior to the exercise of subscription rights). Rights holders should indicate on the subscription certificate that they submit with respect to the exercise of the rights issued to them how many additional shares of our common stock they are willing to acquire pursuant to the over-subscription right. If sufficient shares of our common stock are available, we will seek to honor over-subscription requests in full, subject to the 100% cap. If requests for shares of our common stock pursuant to the over-subscription right exceed the remaining shares available, the available remaining shares will be allocated pro-rata among rights holders who over-subscribe based on the subscription rights exercised. The number of remaining shares each over-subscribing rights holder may acquire will be rounded down to result in delivery of whole shares. The allocation process may involve a series of allocations to assure that the total number of remaining shares available for over-subscriptions is distributed on a pro-rata basis.

The formula to be used in allocating the available excess shares is as follows:

Rights Holder’s Subscription Rights Exercised	X	Shares Available for Rights Holders Exercising Their Over-Subscription Right
Total Subscription Rights Exercised

Banks, brokers, trustees and other nominee holders of rights will be required to certify to the subscription agent, before any over-subscription right may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the subscription right and the number of shares subscribed for pursuant to the over-subscription right by such beneficial owner.
We will not allocate to you more than the number of shares you have actually subscribed and paid for.  As soon as practicable after the expiration date, Broadridge, acting as our subscription agent, together with our Board in the event of any other limitations, will determine the number of shares that you may purchase pursuant to the over-subscription privilege.
You are not entitled to exercise the over-subscription privilege unless you have fully exercised your basic subscription privilege for all shares you own.  For this purpose, you would only count the shares you own in your own name and not other shares that might, for example, be jointly held by you with a spouse, held as a custodian for someone else, or held in an individual retirement account.
You can elect to exercise the oversubscription privilege only at the same time you exercise your basic subscription privilege in full.
In exercising the over-subscription privilege, you must pay the full subscription price for all of the shares you are electing to purchase.  If we do not allocate to you all of the shares you have subscribed for under the oversubscription privilege, we will refund to you, by mail, any payment you have made for shares which are not being made available to you, promptly after completion of this offering.  Interest will not be payable on amounts refunded.
Banks, brokers and other nominees who exercise the over-subscription privilege on behalf of beneficial owners of shares must report certain information to us and the subscription agent, Broadridge, and report certain other information received from each beneficial owner exercising shares. Generally, banks, brokers and other nominees must report:

•	the number of shares held on the record date on behalf of each beneficial owner;

•	the number of shares as to which the basic subscription privilege has been exercised on behalf of each beneficial owner;

•	that each beneficial owner’s basic subscription privilege, held in the same capacity, has been exercised in full; and

•	the number of shares subscribed for, pursuant to the oversubscription privilege, by each beneficial owner, if any.

If you complete the portion of the subscription certificate required for you to exercise the oversubscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as described above.  You must exercise your oversubscription privilege at the same time you exercise your basic subscription privilege.
In some circumstances, in order to comply with applicable state securities laws, we may not be able to honor your basic and/or oversubscription privileges, even if we have shares available and the above conditions are met.
Reasons for the Rights Offering
We are conducting the rights offering to raise additional capital to pay down interest bearing indebtedness and for general working capital and corporate purposes.  We intend to first use the proceeds from this offering to pay down interest bearing indebtedness under our revolving credit facility with NIL Funding Corporation, with any net proceeds balance to be used for general working capital and corporate purposes.

Determination of the Subscription Price
In originally proposing, and subsequently approving, the terms of the rights offering of common stock, our board of directors, together with the Company’s legal counsel, considered a number of factors, including the following:

•
the amount of our existing and forecasted future borrowings under the revolving credit facility with NIL Funding Corporation, the need for covenant waivers in the recent past and the potential for further requests in the future, and its interest rate burden;

•	the difficulty of obtaining additional debt financing at reasonable terms;

•	our recent and anticipated operating results, including the amount of proceeds needed to execute our business plan and grow our sales;

•	the historic and current price of our common stock;

•	general conditions in the securities markets;

•	the lack of practical alternatives available to us for raising capital in the equity markets, considering current industry prices and future prospects;

•	the pricing of similar, comparable, or analogous offerings;

•	the liquidity of our stock;

•	our business prospects;

•	the belief that the rights offering was the best alternative reasonably available considering the factors above.

The preceding factors were considered by our board of directors in its determination to propose and approve the terms of the rights offering. Our Board did not assign any relative or specific weights to the factors they considered and individual directors may have given different weights to different factors.
Our Chairman of the Board, Julian A. Tiedemann, serves as the executive vice president and chief operating officer of The InterTech Group, which is an affiliate of both NIL, our principal lender and provider of the Backstop Commitment for this offering, and Anita G. Zucker, who is the Company’s largest beneficial shareholder. Mr. Tiedemann did not participate in any discussions or negotiations regarding the terms of the Investment Agreement we entered into with NIL. None of the directors is an employee nor has any personal interest in the rights offering other than his individual share holdings.
The subscription price per share was approved by our board of directors, which considered all of the factors enumerated above in making its determination.  In addition, the Board also considered the subscription terms at which NIL Funding Corporation would be willing to participate in the offering through a backstop investment agreement and consulted with the Company’s outside legal counsel in its deliberations.
An investment in our common stock must be made according to your own evaluation of your best interests.  Accordingly, our board of directors does not make any recommendation to you about whether you should exercise your rights.
Limitations on the Exercise of the Rights by NIL Funding Corporation
Pursuant to the Investment Agreement we entered into with NIL, NIL may not purchase shares of our common stock under the Investment Agreement to the extent that as a result thereof, NIL and its affiliates would own in excess of 50% of our outstanding shares of Common Stock at closing. In addition, pursuant to the Investment Agreement, NIL will not have over-subscription rights in the rights offering.
Impact of Rights Offering on NOLs
There is a limitation on rights purchasable in order to protect against loss of certain tax benefits owned by the Company.  Under U.S. federal income tax law, the Company may carry forward its net operating losses (NOLs) as potential tax deductions until they expire.  As of September 30, 2016, the Company had NOLs totaling approximately $19.5 million. These NOLs are limited to the extent they were generated prior to the Company’s August 29, 2014 merger transaction, so that, as estimated by the Company, it currently may utilize no more than approximately $500,000 of pre-merger NOLs on an annual basis.  An ownership change, as defined in Section 382 of the Code would further reduce the availability of our NOLs and could result from certain purchases of our common stock as a result of this rights offering.  Should an ownership change occur, all post-merger NOLs incurred prior to the ownership change would be subject to additional limitations imposed by Section 382 of the Code, which would effectively reduce the amount of NOLs currently available to offset taxable income.

Expiration of the Rights Offering
You may exercise your subscription privilege at any time before 5:00 p.m., New York City time, on October 19, 2017 (at least 16 days following the mailing date), the expiration date for the rights offering.  If you do not exercise your rights before the expiration date, your unexercised rights will be null and void.  We will not be obligated to honor your exercise of rights if the subscription agent receives the documents relating to your exercise after the rights offering expires, regardless of when you transmitted the documents.  We may extend the expiration date by up to 14 days by giving oral or written notice to the subscription agent on or before the scheduled expiration date.  If we elect to extend the expiration of the rights offering, we will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date.
No Interest on Subscription Amounts
Once you send in your subscription certificate and payment, you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable or the market price of our common stock falls below the $0.40 per share subscription price, unless we amend the terms of the offering.  During this period of no revocation, subscription amounts received will be held by the subscription agent until completion, expiration or termination of the rights offering, during which period the rights holders will not earn interest on those subscription amounts.  Further, we may terminate the offering at any time and for any reason at our sole discretion.  Circumstances under which we may terminate the rights offering include without limitation insufficient subscription levels.
Nontransferability of the Rights
Except in the limited circumstances described below, only you may exercise the basic subscription privilege and the oversubscription privilege.  You may not sell, give away or otherwise transfer the basic subscription privilege or the oversubscription privilege.
Notwithstanding the foregoing, you may transfer your rights to any affiliate of yours and your rights may be transferred by operation of law.  For example, a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted.  If the rights are transferred as permitted, evidence satisfactory to us that the transfer was proper must be received by us prior to the expiration date of the rights offering.
Mailing of Subscription Certificates and Record Holders
We are sending a subscription certificate to each record holder, together with this prospectus and related instructions to exercise the rights.  In order to exercise rights, you must fill out and sign the subscription certificate and timely deliver it to the subscription agent, together with full payment for the shares to be purchased.  Only the holders of record of our common stock as of the close of business as of the record date may exercise rights.
A depository bank, trust company or securities broker or dealer which is a record holder for more than one beneficial owner of shares may divide or consolidate subscription certificates to represent shares held as of the record date by their beneficial owners, upon providing the subscription agent with certain required information.
If you own shares held in a brokerage, bank or other custodial or nominee account, you must promptly send the proper instruction form to the person holding your shares in order to exercise your rights. Your broker, dealer, depository or custodian bank or other person holding your shares is the record holder of your shares and will have to act on your behalf in order for you to exercise your rights.  We have asked your broker, dealer or other nominee holder of our common stock to contact the beneficial owner(s) thereof and provide them with instructions concerning the rights the beneficial owner(s) it represents are entitled to exercise.

Exercise of the Subscription Rights
You may exercise your rights by delivering the following to the subscription agent, at or prior to 5:00 p.m., New York City time, on October 19, 2017 (at least 16 days following the mailing date), the date on which the rights expire:

•	your properly completed and executed rights certificate with any required signature guarantees or other supplemental documentation; and

•	your full subscription price payment for each share subscribed for under your basic subscription privilege and your oversubscription privilege.

Please send the properly completed and executed form of subscription certificate with full payment to the subscription agent for this offering, Broadridge, or to the record holder of your shares (such as your broker, nominee or other custodial holder, if applicable).
You should read carefully the subscription certificate and related instructions and forms which accompany this prospectus.  You should contact the Company, at the address and telephone number listed below under the caption “The Rights Offering-Questions and Assistance Concerning the Rights,” promptly with any questions you may have.
 Required Forms of Payment of the Subscription Price
The subscription price is $0.40 per share subscribed for, payable in cash.  All payments must be cleared on or before the expiration date.
You must deliver to the subscription agent (or the record holder of your shares, if applicable) full payment of the exercise price in U.S. dollars by (i) personal check or money order or certified check or bank draft drawn upon a bank or branch located in the United States, payable to “Broadridge Corporate Issuer Solutions, Inc.”, or (ii) by wire transfer of immediately available funds directly to the account maintained by Broadridge Corporate Issuer Solutions, Inc., as Subscription Agent, for purposes of accepting subscription in the rights offering, to U.S. Bank National Association, ABA # 123000848, Account # 153910728465, Broadridge FBO Vicon Industries, Inc.
In order for you to timely exercise your rights, the subscription agent must actually receive good funds, in payment of the subscription price, before the expiration date.
Funds paid by uncertified personal check may take at least five business days to clear.  Accordingly, if you pay the subscription price by means of uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and the payment is received before such date.  We are not responsible for any delay in payment by you and suggest that you consider alternative forms of payment previously outlined
Delivery Address for Subscription Certificates and Payments
All subscription certificates, payments of the subscription price and nominee holder certifications and Depository Trust Company participant oversubscription exercise forms, to the extent applicable to your exercise of rights, must be delivered to the subscription agent, Broadridge Corporate Issuer Solutions, Inc., as follows:
If delivering by regular mail:
Broadridge Corporate Issuer Solutions, Inc.
Attn: BCIS Re-Organization Dept.
P.O. Box 1317
Brentwood, NY 11717-0693

If delivering by hand or overnight courier:
Broadridge Corporate Issuer Solutions, Inc.
Attn: BCIS IWS
51 Mercedes Way
Edgewood, NY 11717

Prohibition on Fractional Shares

Each right entitles you to purchase one share at the subscription price.  We will accept any inadvertent subscription indicating a purchase of fractional shares, by rounding down to the nearest whole number of shares and promptly refunding, without interest, any payment received for a fractional share.
Instructions to Nominee Holders
If you are a broker, trustee, depository for securities or other nominee holder for beneficial owners of our common stock, we are requesting that you contact such beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights.  Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus.
 To the extent so instructed, nominee holders should complete appropriate subscription certificates on behalf of beneficial owners and, in the case of any exercise of the over-subscription privilege, the related form of “Nominee Holder Certification,” and submit them on a timely basis to the subscription agent, Broadridge, with the proper payment.
Risk of Loss on Delivery of Subscription Certificate Forms and Payments
Each holder of rights bears all risks of subscription certificate delivery method to the subscription agent and payments of the subscription price.  If subscription certificates and payments are sent by mail, you are urged to send these by registered mail with return receipt requested, and to allow a sufficient number of days to ensure delivery to the subscription agent and allow clearance of payment prior to the expiration date.
Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier’s check or bank draft drawn upon a U.S. bank, or a U.S. postal money order.
Issuance of Shares of Our Common Stock
Shares of our common stock purchased in this offering will be issued as soon as practicable after the expiration date. The subscription agent will deliver subscription payments to us only after consummation of this offering and the issuance of certificates to our stockholders that exercised rights.
Fees and Expenses
We will pay all fees charged by the subscription agent.  You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of your subscription rights.  Neither the subscription agent nor we will pay any such commissions, fees, taxes or other expenses.
Subscription Agent
We have appointed Broadridge Corporate Issuer Solutions, Inc. as subscription agent for this offering and their telephone number is 855-793-5068.  You should deliver your subscription certificate and payment of the subscription price only to the subscription agent, except if your shares are held on record by a broker, dealer, nominee or other custodian, in which case you will provide your certificate and payment as directed by your broker or nominee. We will pay the fees and expenses of the subscription agent and printer.  We have also agreed to indemnify the subscription agent from any liability which it may incur in connection with the offering.
IMPORTANT
Please carefully read the instructions accompanying the subscription certificate and follow those instructions in detail.  Do not send subscription certificates or payments directly to the Company.  You are responsible for choosing the payment and delivery method for your subscription certificate, and you bear the risks associated with such delivery.  If you choose to deliver your subscription certificate and payment by mail, we recommend that you use registered mail with return receipt requested.  We also recommend that you mail your subscription certificate and payment a sufficient number of days prior to the record date.  Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of money order or certified check or bank draft drawn upon a bank or branch located in the United States, or wire transfer of immediately available funds.

Questions and Assistance Concerning the Rights
If you have any questions or need assistance concerning the procedures for exercising your subscription rights, or if you would like additional copies of this prospectus or the instructions, you should contact the subscription agent at its telephone number and address listed below:
Broadridge Corporate Issuer Solutions, Inc.
Toll-free: (855) 793-5068
Email: Shareholder@Broadridge.com

Calculation of Rights Exercised

If you do not indicate the number of rights being exercised, or do not forward full payment of the total subscription price for the number of rights that you indicate are being exercised, then you will be deemed to have exercised your basic subscription privilege with respect to the maximum number of rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent.  If we do not apply your full subscription price payment to your purchase of shares of our common stock, we will return the excess amount to you by mail without interest or deduction as soon as practicable after the expiration date of the rights offering.
How Procedural and Other Questions Are Resolved
We will resolve all questions concerning the timeliness, validity, form and eligibility of any rights exercise.  Our determination of such questions will be final and binding.  We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.  Subscription certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion.
Neither we nor the subscription agent has any duty to give you notification of any state-required pre-clearance or approval, nor any defect or irregularity in connection with the submission of subscription certificates or any other required document or payment, although we may elect to do so.  Neither we nor the subscription agent will incur any liability for failure to give such notification.  We reserve the right to reject any exercise of rights if the exercise does not comply with the terms of the rights offering, is not in proper form, or if the exercise of rights would be unlawful or materially burdensome to us.
Regulatory Limitation
We will not be required to issue you shares of common stock pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authority to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.
Expiration Date, Extensions and Termination
We may extend the rights offering and the period for exercising your rights for up to 14 days, in our sole discretion.  The rights will expire at 5:00 p.m., New York City time, on October 19, 2017 (at least 16 days following the mailing date), unless we decide to extend the rights offering.  If the commencement of the rights offering is delayed, the expiration date will be similarly extended.  If you do not exercise your basic subscription privilege prior to that time, your rights will be null and void.  We will not be required to issue shares of common stock to you if the subscription agent receives your subscription certificate or your payment after that time, regardless of when you sent the subscription certificate and payment.
Shares of Common Stock Outstanding After the Rights Offering
Approximately 9,348,388 shares of our common stock are outstanding as of the record date.  Assuming exercise in full of all subscription rights, we estimate that approximately 9,348,388 shares of our common stock will be issued in the rights offering, resulting in a total of 18,696,776 shares outstanding after the rights offering.
  Other Matters
We are not making this rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase any shares of our common stock from rights holders who are residents of those states or other jurisdictions.  We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in order to comply with the securities law requirements of those states or other jurisdictions.  We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in one of those states or jurisdictions, you will not be eligible to participate in the rights offering.

PLAN OF DISTRIBUTION
On or about October 3, 2017, the Company will distribute, at no cost, subscription rights to our holders of the Company’s common stock of record as of 5:00 p.m., Eastern Time, on September 22, 2017.  If you wish to exercise your subscription rights, you must timely comply with the exercise procedures described in “The Rights Offering-Exercise of the Subscription Rights.”
We have agreed to pay the subscription agent customary fees plus certain expenses in connection with this rights offering.  We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of subscription rights.  We are not paying any other fees, commissions, underwriting fees or discounts in connection with this rights offering.
Some of our officers and directors may solicit responses from you as a holder of rights, but we will not pay our officers and directors any commissions or compensation for such services, other than their normal employment or director compensation.  We estimate that the Company’s total expenses in connection with the rights offering will be approximately $166,488.

USE OF PROCEEDS
The net proceeds of the rights offering will be used initially to pay down interest bearing indebtedness, with any net proceeds balance to be used for general working capital and corporate purposes.  The rights offering gives you the opportunity to participate in this capital raising effort and to purchase additional shares of our common stock.
The initial use of proceeds is as follows:

•	pay down borrowings under the Company’s revolving credit agreement with NIL Finding Corporation, which bears interest at rates ranging from 6.95% to 8.25%.

•	general working capital and corporate purposes.

The Company may find it necessary to raise additional equity capital by means other than this rights offering as well as additional borrowings as may become available to it in the future.

THE INVESTMENT AGREEMENT
The Backstop Commitment
On July  27, 2017, we entered into an investment agreement, or the Investment Agreement, with NIL Funding Corporation, or NIL, under which we have agreed to issue and sell to NIL and NIL has agreed to purchase from us, at a price per share equal to the subscription price, that number of shares of our common stock with an aggregate subscription price equal to the lesser of (x) $3.0 million or (y) $5.0 million minus the aggregate gross proceeds of this offering, which we refer to as the Backstop Commitment, subject to the consummation of this offering and the terms and conditions of the Investment Agreement. Under the Investment Agreement, NIL may not purchase shares of our common stock under the Investment Agreement to the extent that as a result thereof, NIL and its affiliates would own in excess of 50% of our outstanding shares of Common Stock at closing.
NIL is our secured lender under a $6 million secured revolving credit facility, and as of the record date for this offering, NIL together with its affiliates beneficially owned approximately 17.4% of our common stock. NIL is also an affiliate of The InterTech Group, whose Executive Vice President and Chief Operating Officer, Julian A. Tiedemann, serves as the Chairman of our Board of Directors. As a holder of our common stock on the record date, NIL and its affiliates will have the right to exercise their subscription rights in this offering, although they are not required to do so, but will not be entitled to exercise over-subscription rights. The purchase of shares of our common stock by NIL pursuant to the Backstop Commitment would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, and would not be registered pursuant to the registration statement of which this prospectus forms a part.

Expense Reimbursement
Regardless of whether the transactions contemplated by the Investment Agreement are consummated, we have agreed to reimburse NIL for all reasonable out-of-pocket fees and expenses (including attorneys’ fees and expenses) incurred by them in connection with the Investment Agreement and the transactions contemplated thereby, other than in the event the Investment Agreement is terminated due to a breach by NIL.
Closing Conditions
The closing of the transactions contemplated by the Investment Agreement is subject to the satisfaction or waiver of customary conditions, including (i) receipt of all applicable regulatory approvals, (ii) compliance with covenants, (iii) the accuracy of representations and warranties set forth in the Investment Agreement, (iv) the absence of a material adverse effect on the Company or on the ability of NIL to perform their obligations under the Investment Agreement, (vi) the effectiveness of the registration statement related to this offering, (vii) consummation of this offering and (v) approval for listing on the NYSE of shares of our common stock to be issued in this offering.
Termination
The Investment Agreement may be terminated at any time prior to the closing of the transactions contemplated by the Investment Agreement as follows:

•	by mutual written agreement of NIL and us;
•	by any party, in the event the closing of the transactions contemplated by the Investment Agreement does not occur by December 31, 2017;
•	by any party, if any governmental entity shall have taken action prohibiting any of the contemplated transactions;
•
by NIL, if we breach any of our representations, warranties, covenants or agreements set forth in the Investment Agreement that would result in the applicable condition to closing not being satisfied, and such breach is not cured within 10 days of receipt of written notice by NIL;

•
by us, if NIL breaches any of their representations, warranties, covenants or agreements set forth in the Investment Agreement that would result in the applicable condition to closing not being satisfied, and such breach is not cured within 10 days of receipt of written notice by us; or

•	by either party if we enter into a definitive agreement with respect to a “Superior Transaction” as defined in the Investment Agreement.

Indemnification
The Company has agreed to indemnify NIL and its affiliates and each of their respective officers, directors, partners, employees, agents and representatives for losses arising out of this offering and the related registration statement and prospectus and claims, suits or proceedings challenging the authorization, execution, delivery, performance or termination of a rights offering, the Investment Agreement and certain ancillary agreements and/or any of the transactions contemplated thereby, other than losses arising out of or related to any breach by NIL of the Investment Agreement.
NIL has agreed to indemnify the Company and its affiliates and each of their respective officers, directors, partners, employees, agents and representatives for losses arising out of or relating to statements or omissions in the registration statement or prospectus for this offering (or any amendment or supplement thereto) made in reliance on or in conformity with written information relating to NIL furnished to us by or on behalf of NIL expressly for use therein
Registration Rights
The purchase of shares of our common stock by NIL pursuant to the Backstop Commitment would be effected in a transaction exempt from the registration requirements of the Securities Act of 1933 and would not be registered pursuant to the registration statement of which this prospectus forms a part. Pursuant to a separate agreement with NIL dated April 20, 2017 and amended on July 27, 2017, the Company has agreed to file a registration statement to register shares of our common stock NIL acquires pursuant to the Backstop Commitment by November 23, 2017. The Company has also agreed to reimburse NIL for all reasonable fees and expenses (including attorneys’ fees and expenses) incurred by them in connection with the Registration Agreement.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2017 and our capitalization on a pro forma basis to give effect to the sale of 9,348,388 shares of our common stock in this offering at a subscription price of $0.40 per share, and our receipt of the net proceeds from that sale. This table should be read in conjunction with “Use of Proceeds” included elsewhere in this prospectus and our consolidated audited and unaudited financial statements and the notes thereto incorporated by reference in this prospectus.

	As of June 30, 2017
(in thousands, except shares)	Actual	Pro Forma
Cash and cash equivalents	$1,999	$1,999

Long-term debt:
Revolving credit borrowings	$3,700	$127	(1)

Stockholders’ equity:
Common stock, $0.01 par value per share; 25,000,000 shares authorized; 10,044,827 shares issued and 9,348,388 shares outstanding, actual basis; 19,393,215 shares issued and 18,696,776 shares outstanding, pro forma basis	$100	$194
Additional paid-in capital	40,992	44,471
Accumulated deficit	(32,727)	(32,727)
Treasury stock at cost, 696,439 shares	(3,438)	(3,438)
Accumulated other comprehensive loss	(234)	(234)
Total stockholders’ equity	$4,693	$8,266
Total capitalization	$8,393	$8,393

(1)	We intend to use the net proceeds received from this offering and the Backstop Commitment to repay outstanding indebtedness under our revolving credit facility with NIL Funding Corporation.

DESCRIPTION OF OUR COMMON STOCK
The following is a summary description of our common stock and is not intended to be complete.  The Company is a New York corporation, and our common stock is subject to the provisions of the Company’s certificate of incorporation and bylaws as amended from time to time under applicable New York law.
Our stockholders’ interests consist solely of ownership of shares of a single unnamed series of common stock.  As of the record date, September 22, 2017, 9,348,388 shares of common stock were outstanding.
The Company files periodic reports containing financial and other information with the SEC (see “Incorporation by Reference” and “Where You Can Find More Information”).  The shares of the Company’s common stock currently outstanding are traded on the NYSE American exchange under the symbol “VII.”
Holders of shares of the Company’s common stock do not have preemptive rights to purchase additional common stock in the event the Company issues additional common stock.  Holders of the Company’s common stock are entitled to one vote per share on matters submitted to them for a vote.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a summary of certain material United States Federal income tax consequences of the receipt of rights in this offering and of the exercise, sale or other disposition and expiration of those rights to U.S. holders (as defined below) of our common stock that hold such stock as a capital asset for Federal income tax purposes. This discussion is based upon existing United States Federal income tax law, which is subject to differing interpretations or change (possibly with retroactive effect). This discussion applies only to U.S. holders and does not address all aspects of Federal income taxation that may be important to particular holders in light of their individual investment circumstances or to holders who may be subject to special tax rules, including, without limitation, holders of preferred stock, partnerships (including any entity or arrangement treated as a partnership for Federal income tax purposes), holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, non-U.S. holders, banks, financial institutions, broker-dealers, holders who hold common stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction, holders who are subject to the alternative minimum tax, whose functional currency is not U.S. Dollars, or who acquired common stock pursuant to the exercise of compensatory stock options or otherwise as compensation, all of whom may be subject to tax rules that differ significantly from those summarized below.
We have not sought, and will not seek, a ruling from the IRS regarding the Federal income tax consequences of this offering or the related share issuance. The following discussion does not address the tax consequences of this offering or the related share issuance under foreign, state, or local tax laws. Accordingly, each holder of our common stock is urged to consult its tax advisor with respect to the particular tax consequences of this offering or the related share issuance to such holder.
For purposes of this description, a “U.S. holder” is a holder that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation that is organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

The following discussion of certain material United States Federal income tax considerations of the receipt of rights in this offering and of the exercise, sale or other disposition and expiration of those rights is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of the receipt of rights in this offering and of the exercise, sale or other disposition and expiration of those rights, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.
Receipt of the Rights
It is the opinion of tax counsel that the distribution of the rights should be a non-taxable stock dividend under Section 305(a) of the Internal Revenue Code of 1986, as amended, or the Code. However, there is lack of authority directly addressing application of Section 305(a) of the Code to rights offerings, including ones that incorporate backstop commitments by certain shareholders, and thus the application of Section 305(a) of the Code to the distribution of the rights is uncertain. This opinion is not binding on the IRS, or the courts, however. If this opinion is finally determined by the IRS or a court to be incorrect, the fair market value of the rights would be taxable to holders of our common stock as a dividend to the extent of our current and accumulated earnings and profits with any excess being treated as a return of basis to the extent thereof and then as capital gain.
The distribution of the rights would be taxable as described above under Section 305(b) of the Code if it were treated as a distribution or part of a series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some of our stockholders and an increase in the proportionate interest of other of our stockholders in our assets or earnings and profits. Distributions having this effect are referred to as disproportionate distributions.

The remaining description assumes that holders of our common stock will not be subject to U.S. federal income tax on the receipt of a right.
Tax Basis and Holding Period of the Rights
If the aggregate fair market value of the rights at the time they are distributed is less than 15% of the aggregate fair market value of our common stock at such time, the basis of the rights issued to you should be zero unless you elect to allocate a portion of your basis of previously owned common stock to the rights issued to you in this offering. However, if the aggregate fair market value of the rights at the time they are distributed is 15% or more of the aggregate fair market value of our common stock at such time, or if you elect to allocate a portion of your basis of previously owned common stock to the rights issued to you in this offering, then your basis in previously owned common stock should be allocated between such common stock and the rights based upon the relative fair market value of such common stock and the rights as of the date of the distribution of the rights. Thus, if such an allocation is made and the rights are later exercised, the basis in the common stock you originally owned should be reduced by an amount equal to the basis allocated to the rights. This election is irrevocable if made and would apply to all of the rights received pursuant to this offering. The election must be made in a statement attached to your Federal income tax return for the taxable year in which the rights are distributed.
The holding period for the rights received in this offering should include the holding period for the common stock with respect to which the rights were received.
Expiration of the Rights
If the rights expire without exercise while you continue to hold the shares of our common stock with respect to which the rights are received, you should recognize no loss and your tax basis in the common stock with respect to which the rights were received should equal its tax basis before receipt of the rights. If the rights expire without exercise after you have disposed of the shares of our common stock with respect to which the rights are received, you should consult your tax advisor regarding your ability to recognize a loss (if any) on the expiration of the rights.
Exercise of the Rights; Tax Basis and Holding Period of the Shares
The exercise of the rights received in this offering should not result in any gain or loss to you. Generally, the tax basis of our common stock acquired through exercise of the rights should be equal to the sum of:

•	the subscription price per whole share; and

•	the basis, if any, in the rights that you exercised, determined as described in “-Tax Basis of the Rights” above.

The holding period for a share of our common stock acquired upon exercise of a right should begin with the date of exercise.
If you exercise the rights received in this offering after disposing of the shares of our common stock with respect to which the rights are received, you should consult your tax advisor regarding the potential application of the “wash sale” rules under Section 1091 of the Code.
Sale or Other Disposition of the Rights Shares
If a U.S. holder sells or otherwise disposes of the shares received as a result of exercising a right, such U.S. holder’s gain or loss recognized upon that sale or other disposition should be a capital gain or loss assuming the share is held as a capital asset at the time of sale. This gain or loss should be long-term if the share has been held at the time of sale for more than one year.
Information Reporting and Backup Withholding
Payments made to you of proceeds from the sale of rights shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding should not apply if you furnish a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that you are exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability.

You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

LEGAL MATTERS

The validity of the rights and shares of common stock offered by this prospectus, as well as certain matters regarding the material U.S. federal income tax consequences of the rights offering, have been passed upon for us by Fox Rothschild LLP.

EXPERTS

The financial statements as of September 30, 2016 and 2015 and for each of the years in the period ended September 30, 2016 incorporated by reference in this Prospectus and Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm. The report on the financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern appearing elsewhere therein and incorporated by reference in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE
As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Vicon that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus.  You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources.
The following documents are incorporated by reference into this prospectus, together with all exhibits filed therewith or incorporated therein by reference to the extent not otherwise amended or superseded by the contents of this prospectus:

•	our Annual Report on Form 10-K for the year ended September 30, 2016, as filed with the SEC on January 13, 2017;

•	our Definitive Proxy Statement on Schedule 14A for our 2017 annual meeting of stockholders, as filed with the SEC on June 15, 2017;

•
our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2016, March 31, 2017 and June 30, 2017, as filed with the SEC on February 21, 2017, May 15, 2017 and August 14, 2017, respectively; and

•	our Current Reports on Form 8-K filed with the SEC on April 24, 2017, May 30, 2017, July 25, 2017, August 1, 2017 and August 14, 2017.

In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC) after the effective date of the registration statement that includes this prospectus and prior to the termination of the rights offering shall be deemed to be incorporated by reference into this prospectus.
Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.  You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing, telephoning or e-mailing us at the following address, telephone number or e-mail address:

Vicon Industries, Inc.
135 Fell Court
Hauppauge, New York 11788
(631) 952-2288
cschneider@vicon-security.com

Copies of these filings are also available through the “Investor Relations” section of our website at www.vicon-security.com.  For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the securities covered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You can find our public filings with the SEC on the internet at a website maintained by the SEC located at http://www.sec.gov. You may also read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549.  You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. We also make available on our website our annual, quarterly and current reports and amendments as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Our website address is www.vicon-security.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

September 22, 2017

VICON INDUSTRIES, INC.

SUBSCRIPTION RIGHTS TO PURCHASE AN AGGREGATE
OF UP TO 9,348,388 SHARES OF COMMON STOCK
AND UP TO 9,348,388 SHARES OF COMMON STOCK
ISSUABLE UPON EXERCISE OF THE SUBSCRIPTION RIGHTS

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date of this prospectus.